Ziwira, Inc.

September 2, 2015

Gabriel Eckstein, Staff Attorney

Maryse Mills-Apenteng, Special Counsel

Barbara C. Jacobs, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Ziwira, Inc. (the Company)
Form S-1 Registration Statement
File Number: 333-203471

 Ladies and Gentlemen;

At this time, on behalf of the Company, we hereby request the effective date of the Registration Statement pursuant to Rule 461 as of September 4, 2015 at 3 PM, Washington, D.C. local time, or as soon as practicable thereafter. In connection with this request, we represent the following:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We confirm that we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the Registration Statement. Further, we understand that request for acceleration is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws. If you have any additional questions, do not hesitate to contact our counsel, Ken Bart at (720) 226-7511.

Ziwira, Inc.

/s/	Dliar Adam Merza
Dliar Adam Merza
Chief Executive Officer